News Release

Algonquin Power & Utilities Corp. Declares Third Quarter 2014 Dividends and Announces a 12.4% Common Share Dividend Increase

Oakville, Ontario - August 14, 2014 - Algonquin Power & Utilities Corp. (“APUC” or the “Company”) (TSX:AQN, AQN.PR.A, AQN.PR.D) announced today that the Board of Directors of APUC (the “Board”) has approved a dividend increase from a total annual dividend of CDN $0.34 to a total annual dividend of U.S. $0.35 , paid quarterly at a rate of U.S. $0.0875 per common share. Based on the Bank of Canada noon U.S. dollar exchange rate as of August 14, 2014, the change in dividend is an equivalent dividend of CDN $0.382 which represents an approximate 12.4% annual increase.

The Board made the strategic decision to change to a U.S. dollar denominated dividend to better align APUC's dividend policy with the currency profile of its cash flows, which are predominantly generated in the U.S.

APUC also announced today that the Board has declared a dividend of U.S. $0.0875 per share on its common shares, payable on October 15, 2014 to the shareholders of record on September 30, 2014 for the period from July 1, 2014 to September 30, 2014.

The common share dividend will be paid in cash or, if a shareholder has enrolled in the shareholder dividend reinvestment plan (the “Plan”), dividends will be reinvested in additional shares (“Plan Shares”) of APUC as per the Plan, based on equivalent Canadian funds. Plan Shares will be acquired by way of a Treasury Purchase at the average market price as defined in the Plan less a 5% discount for the third quarter of 2014.

Additionally, the Board has declared the following preferred share dividends:

1.
CDN $0.28125 per Preferred Share, Series A, payable in cash on September 30, 2014 to Preferred Share, Series A holders of record on September 15, 2014, for the period from June 30, 2014 to, but excluding, September 30, 2014.

2.
CDN $0.3125 per Preferred Share, Series D, payable in cash on September 30, 2014 to Preferred Share, Series D holders of record on September 15, 2014 for the period from June 30, 2014 to, but excluding, September 30, 2014.

For Canadian resident shareholders, dividends declared on both common shares and preferred shares are considered as “eligible dividends” for purposes of the dividend tax credit rules contained in the Income Tax Act (Canada).

The quarterly dividends payable on common shares are declared in U.S. dollars. Beneficial shareholders (those who hold common shares through a financial intermediary) who are resident in Canada or the United States may opt to receive their dividends in either U.S. dollars or the Canadian dollar equivalent by contacting the financial intermediary with whom the common shares are held. Unless the Canadian dollar equivalent is requested, shareholders will receive dividends in U.S. dollars, which, as is often the case, the financial intermediary may convert to Canadian dollars. Registered shareholders receive dividend payments in the currency of residency. Registered shareholders may opt to change the payment currency by contacting CST Trust Company at 1-800-387-0825 prior to the record date of the dividend.

News Release

The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day.
About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities owns and operates a diversified $3.6 billion portfolio of regulated and non-regulated utilities in North America. The regulated utilities provide water, electricity and natural gas services to 485,000 customers through a portfolio of generation, transmission and distribution utility systems. The non-regulated electric generation utility owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Kelly Castledine
Algonquin Power & Utilities Corp.
2845 Bristol Circle, Oakville, Ontario, L6H 7H7
Telephone: (905) 465-4500
Website: www.AlgonquinPowerandUtilities.com
Twitter @AQN_Utilities